CHINA INTERNET CAFÉ HOLDINGS GROUP, INC.

#1707, Block A, Genzon Times Square

Longcheng Blvd, Centre City, Longgang District

Shenzhen, Guangdong Province

People’s Republic of China 518172

86 -755- 89896008

July 17, 2012

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Mara Ransom – Assistant Director

Re:	China Internet Café Holdings Group, Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 15, 2012

File No. 333-173407

Amendment No. 2 Form 10-K for Fiscal Year Ended December 31, 2010

Filed June 11, 2012

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2011

Filed June 15, 2012

Amendment No. 2 to Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed June 15, 2012

Amendment No. 2 to Form 10-Q for Fiscal Quarter Ended March 31, 2011

Filed June 11, 2012

File No. 000-52832

Dear Ms. Ransom:

We are responding to comments contained in the Staff letter, dated June 29, 2012, addressed to Mr. Dishan Guo, the Chairman, Chief Executive Officer and Chief Financial Officer of China Internet Café Holdings Group, Inc. (the “Company”) with respect to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 filed on June 15, 2012 (the “Form S-1/A”), the Company’s Amendment No. 2 to Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010 filed June 11, 2012, Amendment No. 1 to Form 10-Q for fiscal quarter ended September 30, 2011 filed June 15, 2011, and Amendment No. 2 to Form 10-Q for fiscal quarter ended June 30, 2011 filed June 15, 2012 and Amendment No. 2 to Form 10-Q for fiscal quarter ended March 31, 2011 filed June 11, 2012.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Amendment No. 3 to Form S-1 filed June 15, 2012

Selling Shareholders, page 26

1.	We note your response to comment 1 of our letter dated March 1, 2012 stating that the securities held by registered broker-dealers and affiliates of broker-dealers are not being registered for resale. However, your selling shareholder disclosure on pages 26 and 27 of your registration statement indicates that the registered broker-dealers and affiliates of broker-dealers are offering their securities for resale. Please reconcile the discrepancy between your response and your disclosure.

Response:

Securities held by registered broker-dealers and affiliates of broker-dealers are not being registered for resale. We have revised the selling shareholder disclosure throughout the registration statement accordingly.

Management’s Discussion and Analysis…, page 46

Overview, page 46

2.	We note your response to comment 4 in our letter dated March 1, 2012, and your revised disclosure. As previously requested, please revise the following sentence on page 46 to clarify that the statement does represent the company's belief: "Their [Chinese Internet Cafe Online's] research represents the belief of a third party and not that of the Company."

Response:

We have revised our disclosure accordingly in Amendment No. 4 to the Form S-1 as follows:

Overview

Prior to the consummation of the share exchange transaction described below, we were a shell company with nominal operations and nominal assets. Currently, operating through our variable interest entity, Junlong Culture Communication Co. Ltd. ("Junlong"), we operate in our belief the largest Internet Café chain in Shenzhen, Guangdong, China consisting of ~~57~~ 59 locations in high traffic areas. Our focus is on providing modern internet café facilities that offer a one-stop entertainment and media venue for customers, typically mature students and migrant workers, at prices affordable to those demographics. Although our locations do sell snacks, drinks, and game access cards, more than 95% of our revenue comes directly from selling internet access time to our computers. We have been recognized by the Chinese Internet Café Online, the only Chinese internet café industry website dedicated to the field of internet business and industry practitioners to provide professional internet café marketing and information services as, and it is also our belief that we are the largest Internet café chain operator in Shenzhen. In making this decision, China Internet Café Online conducted a study of Internet cafes in the Shenzhen area. Their research represents the belief of a third party and ~~not~~ that of the Company. ~~Furthermore, the~~ The Company was not affiliated with China Internet Café Online’s research nor did it help to fund such research.

3.	We note your revised disclosures on page 47. Please ensure that you disclose the basis of all assertions you make in your filings including but not limited to the following:

•	"As the Shenzhen government increases the minimum wage, migrant workers...will have more disposable income." Page 47
•	"The home computer and game console penetration rate is relatively low in the PRC as compared to that of America and Europe." Page 47

Please see comment 29 of our letter dated May 6, 2011.

Response:

We have revised our disclosure to state the basis of our assertions in Amendment No. 4 to the Form S-1 as follows:

·	Improved Disposable Income . ~~As~~ We believe as the Shenzhen government increases the minimum wage, migrant workers, who are our major customers, will have more disposable income. We are expecting the inflow of migrant workers to continue to contribute to our revenue growth.

·	Continued Internet Café Use. Our business may be adversely affected with increased home computer and home game console ownership. We believe, however, the home computer and game console penetration rate is relatively low in the PRC as compared to that of America and Europe. In addition, young people in the PRC prefer internet cafes to home computers since it is a social place for them. We expect the preference will continue and provide sustainable business.

Comparison of Fiscal Quarters Ended March 31, 2012 and 2011, page 54

Operating Expenses, page 55

4.	We note your disclosure that your administrative expenses increased mainly due to stock option expense of $0.11 million related to stock options granted to Potomac Investment LLC in consideration of their services rendered in 2011. Please explain to us why you recognized this expense during 2012 if the services were rendered during 2011.

Response:

On November 22, 2011, the Company entered into a consulting agreement with Potomac Investment LLC (“Potomac”) to grant Potomac an option to acquire 300,000 shares of common stock at $0.64 per share for its service in connection with the successful completion of the Company’s 2011 private equity offering. Due to the delay of the effectiveness of the Registration Statement on Form S-1, Potomac’s s services have not been fully completed under the consulting agreement and the stock options were not granted. In May, 2012, both parties agreed that the grant and vesting dates for the stock option were January 1, 2012, thus the stock option was deemed granted on January 1, 2012. The expense of $0.11 million was recognized in income statement of the first quarter of 2012 based on the grant date of January 1, 2012. The options were valued using the Binomial Model at the date of grant. The total fair market value at grant date is $108,000 based on the following assumptions: dividend yield: 0%; volatility: 164.33%, risk free rate: 0.36%, expected term: 3 years.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 15. Income Tax, page F-18

5.	We note your response to comment 5 from our letter dated March 1, 2012 and your revised income tax disclosures and have the following comments:

•	Your valuation allowance as of December 31, 2011 appears to be in a debit balance position that offsets your deferred tax liability. Please note that valuation allowances are used to offset deferred tax assets not expected to be realized. If applicable, please revise your financial statements to correct any errors.

•	Your income tax reconciliations on pages F-19 and F-44 include “Tax effect of net taxable timing differences” line items. Please note that temporary differences give rise to deferred tax assets and liabilities, not reconciling items between tax computed at the statutory tax rate and the income tax provision. Please revise your disclosures accordingly. Also tell us the nature of the “Effect of cumulative tax (gains)/losses” line item included in these tables.

•	Your deferred tax asset and liability tables on pages F-18 and F-44 reflect a “NOL of US shell company” deferred tax asset as of December 31, 2010 and March 31, 2012, but no such asset as of December 31, 2011. Please explain why there is no balance as of December 31, 2011. We also note that your page F-18 table reflects a deferred tax asset for accrued expenses as of December 31, 2011, but no such asset as of December 31, 2010. Please explain why no such balance exists as of December 31, 2010.

•	Please disclose the significant components of income tax expense attributable to continuing operations for each period presented as required by ASC 740-10-50-9.

•	Where applicable, please apply this comment to all fiscal 2011 and 2012 Forms 10-Q.

Response:

We will revise income tax disclosure for the year ended December 31, 2011 and 2010, for the quarters ended March 31, June 30, and September 30, 2011, and for the three months ended March 31, 2012.

In regards to your comments set forth above, we have the following responses.

Valuation Allowance: Our prior disclosure of deferred tax assets and valuation allowance incorrectly included the permanent difference resulting from unrealized gain or loss of derivative instruments. We will remove this permanent difference in our revised disclosure of the deferred tax assets in the footnote on income tax for the year ended December 31, 2011 and 2010.

Income Tax Reconciliations. We will revise our income tax reconciliation to clarify various components under different jurisdictions. .

Deferred Tax Asset and Liability Table. “NOL of US shell company” in deferred tax asset or liabilities was the sum of NOL of US shell company and permanent difference generated from unrealized gain or loss of derivative instruments. Accordingly, we have corrected the table of deferred tax assets and liabilities. We did not adjust our deferred tax assets for accrued expenses for the year ended December 31, 2010 because the amount was deemed immaterial. Based on the assessment of the management, approximately $10,000 of accrued expenses, or less than 1/1000 of the total revenue of approximately $20.46 million for the year ended December 31, 2010 was determined to be immaterial to further compute deferred tax assets.

Significant Components of Income Tax Expense. We will revise our quarterly disclosure and identified the significant components of income tax expense attributable to continuing operations of the Company.

Set forth below is the revised income tax disclosure for the years ended December 31, 2011 and 2010, for the quarters ended March 31, June 30, and September 30, 2011, and for the quarters ended March 31, 2012.

Income tax disclosure for the year ended December 31, 2010.

The components of income before income taxes from continuing operations consisted of the following:

	2010	2009
	US$	US$
Income (loss) subject to domestic income taxes only	(626,899)	-
Income (loss) subject to foreign income taxes only	8,192,862	5,456,711
	7,565,963	5,456,711

The Company is subject to U.S. federal and state income taxes. The Company’s subsidiaries incorporated in the PRC are subject to enterprise income taxes in China. The provision for income taxes from continuing operations consisted of the following:

	2010	2009
	US$	US$
Current:
Federal	-	-
State	-	-
PRC	1,819,380	1,068,262
	1,819,380	1,068,262
Deferred:
Federal	-	-
State	-	-
PRC	-	-
Total provision for income taxes	1,819,380	1,068,262

On March 16, 2007, the National People's Congress enacted a new enterprise income tax law (“New EIT Law”), which took effect on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. While the New EIT Law equalizes the tax rates for foreign invested enterprises and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged economic sectors in PRC. Based on Circular 39—Circular on the Implementation of the Preferential Policies for Corporate Income Tax during the Transition Period, which was issued by the PRC State Council in 2007, enterprises that previously enjoyed a preferential tax rate, would transit to the statutory enterprise income tax rate of 25% over five years starting from January 1, 2008. During this transition period, for enterprises which previously enjoyed preferential tax rate of 15%, the applicable tax rate would increase to 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012.

Prior to 2008, Junlong enjoyed a preferential tax rate of 15% as a foreign invested enterprise because it was located in Shenzhen Special Economic Zone. Under the New EIT Law, Junlong was no longer entitled to 15% preferential tax rate but still enjoyed the reduced transitional tax rate at 20% for 2009 and 22% for 2010.

The aggregate dollar effect of preferential tax rate is as follows:

	2010	2009
Aggregate dollar effect of tax holiday	(245,786)	(272,836)
Per share effect—basic	$0.01	$0.01
Per share effect—diluted	$0.01	$0.01

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate on income from continuing operations before income taxes:

	2010	2009
	US$	US$
Tax at federal statutory rate	1,891,491	1,364,178
Loss not benefited	156,725	-
PY true-ups	16,950	(23,080)
Tax holiday	(245,786)	(272,836)
	1,819,380	1,068,262

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred taxes are comprised of the following:

	2010	2009
	US$	US$
DTA:
PRC Deferred assets - others	-	-
Deferred assets - NOL	137,918	-
Total Deferred assets	137,918	-
Total Gross DTA	137,918	-
Valuation allowance	(137,918)	-
Net deferred assets	-	-

The Company has recorded a valuation allowance against all of its US deferred tax assets at December 31, 2010. In accordance with ASC 740 Accounting for Income Taxes, based on all available evidence, including the Company’s historical results and the forecast of its future income, it is more likely than not that its US entity will not be able to realize its deferred tax assets, and that all of its PRC entities will be able to realize the deferred tax assets.

For U.S. federal income tax purposes, the Company has net operating loss or NOL carry forwards of approximately $0.16 million at December 31, 2010, respectively. The 2010 net operating loss carry forwards will expire after 20 years beginning 2028, if not utilized. The company also has no net operating loss carry forwards for PRC enterprise income tax purposes, at December 31, 2010, respectively.

On March 16, 2007, the PRC National People’s Congress passed the PRC Enterprise Income Tax Law (“New EIT Law”) which became effective on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The New EIT Law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. On December 26, 2007, the PRC State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008.

Undistributed earnings of the Company’s PRC subsidiary amounted to approximately $12 million as of December 31, 2010. Those earnings are considered to be permanently reinvested and accordingly, no deferred tax expense is recorded for U.S. federal and state income tax or applicable withholding taxes. The PRC tax authorities have clarified that dividend distributions made out of pre-January 1, 2008 retained earnings will not be subject to withholding taxes.

The Company and its subsidiaries are subject to taxation in the U.S. and the PRC. Our U.S. federal and state income tax returns are generally not subject to examination by the tax authorities for tax years before 2006. The tax authorities in the PRC may examine the tax returns of the Company three years after its fiscal year ended.

Income tax disclosure for the year ended December 31, 2011.

The components of income before income taxes from continuing operations consisted of the following:

	2011	2010
	US$	US$
Income (loss) subject to domestic income taxes only	685,681	(626,899)
Income (loss) subject to foreign income taxes only	11,608,737	8,192,862
	12,294,418	7,565,963

The Company is subject to U.S. federal and state income taxes. The Company’s subsidiaries incorporated in the PRC are subject to enterprise income taxes in China. The provision for income taxes from continuing operations consisted of the following:

	2011	2010
	US$	US$
Current:
Federal	-	-
State	-	-
PRC	2,855,502	1,819,380
	2,855,502	1,819,380
Deferred:
Federal	-	-
State	-	-
PRC	(69,405)	-
Total provision for income taxes	2,786,097	1,819,380

On March 16, 2007, the National People's Congress enacted a new enterprise income tax law (“New EIT Law”), which took effect on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. While the New EIT Law equalizes the tax rates for foreign invested enterprises and domestic companies, preferential tax treatment would continue to be given to companies in certain encouraged economic sectors in PRC. Based on Circular 39—Circular on the Implementation of the Preferential Policies for Corporate Income Tax during the Transition Period, which was issued by the PRC State Council in 2007, enterprises that previously enjoyed a preferential tax rate, would transit to the statutory enterprise income tax rate of 25% over five years starting from January 1, 2008. During this transition period, for enterprises which previously enjoyed preferential tax rate of 15%, the applicable tax rate would increase to 18% for 2008, 20% for 2009, 22% for 2010, 24% for 2011 and 25% for 2012.

Prior to 2008, Junlong enjoyed a preferential tax rate of 15% as a foreign invested enterprise because it was located in Shenzhen Special Economic Zone. Under the New EIT Law, Junlong was no longer entitled to 15% preferential tax rate but still enjoyed the reduced transitional tax rate at 22% for 2010 and 24% for 2011.

The aggregate dollar effect of preferential tax rate is as follows:

	2011	2010
Aggregate dollar effect of tax holiday	(116,087)	(245,786)
Per share effect—basic	$0.01	$0.01
Per share effect—diluted	$-	$0.01

The following is a reconciliation of the difference between the actual provision for income taxes and the provision computed by applying the federal statutory rate on income from continuing operations before income taxes:

	2011	2010
	US$	US$
Tax at federal statutory rate	3,073,604	1,891,491
Permanent differences	(560,095)	-
Loss not benefited	388,675	156,725
Prior year true ups	-	16,950
Tax holiday	(116,087)	(245,786)
	2,786,097	1,819,380

Deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax bases using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred taxes are comprised of the following:

	2011	2010
	US$	US$
DTA:
Deferred assets - others	69,405	-
Deferred assets - NOL	666,516	137,918
Total Deferred assets	735,921	137,918
Total Gross DTA	735,921	137,918
Valuation allowance	(666,516)	(137,918)
Net deferred assets	69,405	-

The Company has recorded a valuation allowance against all of its US deferred tax assets at December 31, 2011 and 2010. In accordance with ASC 740 Accounting for Income Taxes, based on all available evidence, including the Company’s historical results and the forecast of its future income, it is more likely than not that its US entity will not be able to realize its deferred tax assets, and that all of its PRC entities will be able to realize the deferred tax assets.

For U.S. federal income tax purposes, the Company has net operating loss, or NOL carry forwards of approximately $0.69 million and $0.16 million, at December 31, 2011 and 2010, respectively. The 2011 net operating loss carry forwards will expire after 20 years beginning 2029 and the 2010 net operating loss carry forwards will expire after 20 years beginning 2028, if not utilized. The Company has no net operating loss carry forwards for PRC enterprise income tax purposes, at December 31, 2011 and 2010, respectively.

On March 16, 2007, the PRC National People’s Congress passed the PRC Enterprise Income Tax Law (“New EIT Law”) which became effective on January 1, 2008. The New EIT Law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises. The New EIT Law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the New EIT Law and which were entitled to a preferential tax treatment such as a reduced tax rate or a tax holiday. On December 26, 2007, the PRC State Council issued the Notice of the State Council Concerning Implementation of Transitional Rules for Enterprise Income Tax Incentives (“Circular 39”). Based on Circular 39, certain specifically listed categories of enterprises which enjoyed a preferential tax rate are eligible for a graduated rate increase to 25% over the 5-year period beginning from January 1, 2008.

Undistributed earnings of the Company’s PRC subsidiary amounted to approximately $21 million as of December 31, 2011. Those earnings are considered to be permanently reinvested and accordingly, no deferred tax expense is recorded for U.S. federal and state income tax or applicable withholding taxes. The PRC tax authorities have clarified that dividend distributions made out of pre-January 1, 2008 retained earnings will not be subject to withholding taxes.

The Company and its subsidiaries are subject to taxation in the U.S. and the PRC. Our U.S. federal and state income tax returns are generally not subject to examination by the tax authorities for tax years before 2006. The tax authorities in the PRC may examine the tax returns of the Company three years after its fiscal year ended.

Income tax disclosure for the three months ended March 31, 2011.

The Company is subject to U.S. federal income tax, and the Company’s subsidiaries incorporated in the People’s Republic of China (the “PRC”) are subject to enterprise income taxes in the PRC.

During the three months ended March 31, 2011 and 2010, the Company recorded an income tax expense of approximately $0.56 million and $0.33 million, respectively. The increase of approximately $0.23 million in the Company’s income tax expense was primarily due to the increase in profits of its PRC subsidiaries.

The effective tax rate increased by 2% from a 22% effective rate for the three months ended March 31, 2010 to a 24% effective rate for the three months ended March 31, 2011.

For the three months ended March 31, 2011 and 2010, the Company recorded uncertain tax benefits of approximately $0 and $0, respectively.

Aggregate undistributed earnings of approximately $14 million as of March 31, 2011 of the Group's PRC subsidiaries that are available for distribution to the Company are considered to be indefinitely reinvested, and, accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon distribution to the Company. Additionally, the Chinese tax authorities have clarified that distributions made out of pre-January 1, 2008 retained earnings would not be subject to the withholding tax.

The tax authorities may examine the tax returns of the Company three years after its fiscal year ended.

Income tax disclosure for the six months ended June 30, 2011.

The Company is subject to U.S. federal income tax, and the Company’s subsidiaries incorporated in the People’s Republic of China (the “PRC”) are subject to enterprise income taxes in the PRC.

During the three months ended June 30, 2011 and 2010, the Company recorded an income tax expense of approximately $0.81 million and $0.43 million, respectively. During the six months ended June 30, 2011 and 2010, the Company recorded an income tax expense of approximately $1.37 million and $0.77 million, respectively. The increase in the Company’s income tax expense was primarily due to the increase in profits of its PRC subsidiaries.

The effective tax rate increased by 2% from a 22% effective rate for the three months ended June 30, 2010 to a 24% effective rate for the three months ended June 30, 2011. The effective tax rate increased by 2% from a 22% effective rate for the six months ended June 30, 2010 to a 24% effective rate for the six months ended June 30, 2011.

For the three months ended June 30, 2011 and 2010, the Company recorded uncertain tax benefits of approximately $0 and $0, respectively. For the six months ended June 30, 2011 and 2010, the Company recorded uncertain tax benefits of approximately $0 and $0, respectively.

Aggregate undistributed earnings of approximately $16 million as of June 30, 2011 of the Group's PRC subsidiaries that are available for distribution to the Company are considered to be indefinitely reinvested, and, accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon distribution to the Company. Additionally, the Chinese tax authorities have clarified that distributions made out of pre-January 1, 2008 retained earnings would not be subject to the withholding tax.

The tax authorities may examine the tax returns of the Company three years after its fiscal year ended.

Income tax disclosure for the nine months ended September 30, 2011.

The Company is subject to U.S. federal income tax, and the Company’s subsidiaries incorporated in the People’s Republic of China (the “PRC”) are subject to enterprise income taxes in the PRC.

During the three months ended September 30, 2011 and 2010, the Company recorded an income tax expense of approximately $0.80 million and $0.57 million, respectively. During the nine months ended September 30, 2011 and 2010, the Company recorded an income tax expense of approximately $2.17 million and $1.34 million, respectively. The increase in the Company’s income tax expense was primarily due to the increase in profits of its PRC subsidiaries.

The effective tax rate increased by 2% from a 22% effective rate for the three months ended September 30, 2010 to a 24% effective rate for the three months ended September 30, 2011. The effective tax rate increased by 2% from a 22% effective rate for the nine months ended September 30, 2010 to a 24% effective rate for the nine months ended September 30, 2011.

For the three months ended September 30, 2011 and 2010, the Company recorded uncertain tax benefits of approximately $0 and $0, respectively. For the nine months ended September 30, 2011 and 2010, the Company recorded uncertain tax benefits of approximately $0 and $0, respectively.

Aggregate undistributed earnings of approximately $19 million as of September 30, 2011 of the Group's PRC subsidiaries that are available for distribution to the Company are considered to be indefinitely reinvested, and, accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon distribution to the Company. Additionally, the Chinese tax authorities have clarified that distributions made out of pre-January 1, 2008 retained earnings would not be subject to the withholding tax.

The tax authorities may examine the tax returns of the Company three years after its fiscal year ended.

Income tax disclosure for the three months ended March 31, 2012.

The Company is subject to U.S. federal income tax, and the Company’s subsidiaries incorporated in the People’s Republic of China (the “PRC”) are subject to enterprise income taxes in the PRC.

During the three months ended March 31, 2012 and 2011, the Company recorded an income tax expense of approximately $0.50 million and $0.56 million, respectively. The decrease of approximately $0.06 million in the Company’s income tax expense was primarily due to the decrease in profits of its PRC subsidiaries.

The effective tax rate increased by 1% from a 24% effective rate for the three months ended March 31, 2011 to a 25% effective rate for the three months ended March 31, 2012.

For the three months ended March 31, 2012 and 2011, the Company recorded uncertain tax benefits of approximately $0 and $0, respectively.

Aggregate undistributed earnings of approximately $23 million as of March 31, 2012 of the Group's PRC subsidiaries that are available for distribution to the Company are considered to be indefinitely reinvested, and, accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon distribution to the Company. Additionally, the Chinese tax authorities have clarified that distributions made out of pre-January 1, 2008 retained earnings would not be subject to the withholding tax.

The tax authorities may examine the tax returns of the Company three years after its fiscal year ended.

Note 19. Sale of Common Stock, Series A Preferred Stock and Warrants, page F-21

6.	We note your responses to comments 8 and 9 from our letter dated March 1, 2012 and have the following additional comments.

•	We note your statement that in light of the Staff’s guidance, you have re-considered your use of an enterprise value approach in determining the fair value of your common stock and that you have revised your accounting to use the quoted market price at each relevant date to determine the fair value of your common stock. Since you indicated in previous responses that there was minimal trading activity in your common stock and that there is not currently, and historically there has never been, an active trading market for your common stock, it is unclear to us how your unadjusted quoted stock price represents the exact fair value of your common stock. As we previously indicated, transactions in inactive markets, although likely not determinative, should be considered in management’s estimate of fair value if those transactions are orderly. Accordingly, please explain to us in sufficient detail how you determined that unadjusted quoted prices are the most appropriate representation of fair value for your common stock. Please further note, as indicated in ASC 820-10-30-3, that a transaction price might not represent the fair value of an asset at initial recognition if a transaction is between related parties. In your response, please explain to us where you obtain your stock quotes, whether they represent actual trades or bid and ask prices, and the extent to which your volumes stem from related party transactions.

•	We note that you used a $1.00 fair value to measure certain common stock transactions and in the initial valuation of your derivative warrants and embedded conversion option. In addition to addressing the valuation items discussed in the preceding bullet, please tell us the date(s) of this price quote and a source where we can verify this price.

•	Based on our review of your Forms 10-Q/A for your fiscal 2011 quarterly periods, we note substantial and unusual changes in the fair value of your derivative instruments, including an approximate $2.2 million loss from the February 22, 2011 issuance date though March 31, 2011 and an approximate $3.2 million gain for the quarter ended June 30, 2011. Please clarify why there were such significant fluctuations in the fair values of your derivative instruments and how it is possible that your derivative liabilities could be valued at approximately $4.7 million as of March 31, 2011 and less than $300,000 as of December 31, 2011.

Response:

As discussed in our response to comment 8 and 9 of the Staff’s previous comment letter dated March 1, 2012 and in light of the Staff’s guidance, we re-considered our use of an enterprise value approach to determining the fair value of our common stock. We have revised our accounting to use the quoted closing market price at each relevant date to determine the fair value of our common stock. We note that ASC 820-10-20 defines an active market as “a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis”. Recognizing that there is no “bright line” test separating an active and an inactive market, we have concluded that there is sufficient trading activity in the Company’s common stock to provide pricing information on an ongoing basis and that the market for the Company’s common stock should therefore be considered active. As a result, the quoted market prices are considered to be the most representative of fair value and therefore have been used, without adjustment, in our revised fair value measurements.

In addition, we believe that the persons who have traded in our stock are market participants as defined by ASC 820-10-20 and that the transactions in our common stock have been orderly.

In summary:

•	The Company’s stock is traded periodically in the current market by market participants. The transactions were not between related parties.

•	All the quoted closing market prices used in our fair value measurements were derived from public sources and can be found at the following links:

http://www.otcmarkets.com/stock/CICC/quote or

http://www.nasdaq.com/symbol/cicc/historical

•	The Company’s stock price has had significant fluctuations, causing significant fluctuations in the fair values of our derivative instruments. The quoted closing market prices were as follows:

Date	Closing Price

February 18, 2011	$1.00
March 31, 2011	$1.50
June 30, 2011	$0.80
September 30, 2011	$0.50
December 31, 2011	$0.44

•	In the aggregate, our derivative instruments have 6,773,029 underlying common shares. As a result of the above changes, there were significant fluctuations in the fair values of our derivative instruments, causing our derivative liabilities to be valued at approximately $4.7 million as of March 31, 2011 and less than $300,000 as of December 31, 2011.

Recent Sales of Unregistered Securities, page 69

7.	We note your response to comment 11 in our letter dated March 1, 2012. Please clarify for us how many non-accredited investors participated in the private placement on February 22, 2011.

Response:

No investors who participated in the private placement on February 22, 2011 were non-accredited investors.

Amendment No. 2 to Form 10-K for the year ended December 31, 2010 filed June 11, 2012

Controls and Procedures, page 43

Management’s Report on Internal Control over Financial Reporting, page 43

8.	We note your response to comment 13 from our letter dated March 1, 2012 and the revisions made in your Form 10-K/A filed June 11, 2012. Although your revised disclosures indicate that your internal controls over financial reporting were not effective at December 31, 2010, you indicate that your internal controls over financial reporting were not effective at December 31, 2010 to achieve the objectives of disclosure controls and procedures as opposed to the objectives of internal controls over financial reporting. Please revise your filing to affirmatively indicate that your internal controls over financial reporting were not effective.

Response:

We will revise our disclosure on internal control over financial reporting in Amendment No. 3 to the Form 10-K as follows:

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act. The Company’s management is also required to assess and report on the effectiveness of the Company’s internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”).   Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that: (i) pertain to maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of the Company’s financial statements and that receipts and expenditures of company assets are made in accordance with management authorization; and (iii) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Company’s management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework, including the following five framework components: i) control environment, ii) risk assessment, iii) control activities, iv) information and communications, and v) monitoring.

Based on management’s evaluation, our chief executive officer and chief financial officer concluded that, as a result of the material weakness described below, as of December 31, 2010, our ~~disclosure controls and procedures (“Disclosure Controls”) and~~ internal controls over financial reporting were not effective. ~~are not designed at a reasonable assurance level and are ineffective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure~~.

Specifically, our management identified certain matters involving internal control and our operations that it considered to be material weaknesses.  As defined in the Exchange Act, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant's annual or interim financial statements will not be prevented or detected on a timely basis.  The material weakness identified by our management as of December 31, 2010, is described below:

•	We did not maintain sufficient personnel with an appropriate level of technical accounting knowledge, experience, and training in the application of GAAP commensurate with our complexity and our financial accounting and reporting requirements. This control deficiency is pervasive in nature. Further, there is a reasonable possibility that material misstatements of the financial statements including disclosures will not be prevented or detected on a timely basis as a result.

Limitations on Controls, page 45

9.	We note your disclosure that your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective at the reasonable assurance level. This statement appears to contradict your earlier disclosure on page 43 that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were not effective as of December 31, 2010 as a result of the material weaknesses identified in your internal control over financial reporting. Please revise your filing as necessary. Also apply this comment to your Form 10-K for the fiscal year ended December 31, 2011.

Response:

We will revise our disclosure in Amendment No. 3 to the Form 10-K for the transition period ended December 31, 2010 and Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2011 as follows:

Limitations on Controls

Management does not expect that the Company's disclosure controls and procedures or the Company's internal control over financial reporting will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.  ~~The Company's disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and the Company's chief executive officer and chief financial officer have concluded that the Company's disclosure controls and procedures are effective at that reasonable assurance level.~~

Amendments to Forms 10-Q filed June 11, 2012 and June 15, 2012

10.	We note that the explanatory paragraph of your fiscal 2011 Forms 10-Q/A indicate that your restatements were deemed necessary “In light of the guidance from the Securities and Exchange Commission.” Since the comments related to your restatements remain unresolved and you ultimately are responsible for the financial statements and contents of your filings, please remove such language from your filings in the event future amendments are necessary.

Response:

We will remove the language “In light of guidance from the Securities and Exchange Commission” from the explanatory notes to our amendments to Forms 10-Q.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Dishan Guo
Dishan Guo
Chief Executive Officer